Solarfun Announces Appointment of John Breckenridge to Board of Directors

SHANGHAI, Sept. 15 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced the appointment of John Breckenridge to the Company’s Board of Directors, effective immediately.

Mr. Breckenridge has served on the Company’s Management Committee since the second quarter of 2009, where he has helped to oversee the Company’s day-to-day business activities and the Company’s strategic direction.   He has been a Managing Director of Solarfun’s largest shareholder, Good Energies II LP, since December 2007.  He joined Good Energies from CCMP Capital Advisors, formerly known as J.P. Morgan Partners, where he served as Operating Partner and Managing Director in both Tokyo and New York.  During his seven years at the firm, Mr. Breckenridge was responsible for leading many of the firm’s portfolio companies, as well as advising on all aspects of the purchase and sales of investments in the U.S., Asia and Europe. While at CCMP Capital Advisors, Mr. Breckenridge led the development of companies in the renewable energy, traditional energy, industrial service, manufacturing and chemicals sectors, among others. He also provided guidance to companies expanding into China or other Asian countries.

Prior to joining JP Morgan Partners in Tokyo, Mr. Breckenridge was Chief Operating Officer of Densei Lambda KK, a publicly traded Japanese corporation. Before that he was the manager of several large divisions of Invensys plc and Exide Electronics in the US. Earlier in his career he held engineering, sales and general management positions at AT&T, International Power Machines, Inc., and Strafor Facom SA.

With the appointment of Mr. Breckenridge to the Company’s Board of Directors, Dr. Philip Comberg will step down from his position as independent director, which he has held since December 2007.

The Company also announces the promotion of Dr. Peter Xie as President of Solarfun Power Holdings Co., Ltd.  Mr. Xie has held the role of President, China since March 2009.  Along with Mr. Breckenridge and Mr. Yonghua Lu, Peter has served on the Management Committee.  He has been actively engaged in all aspects of the Company’s business, including raw material procurement, customer relationship management and PV module sales around the world, and the Company’s day-to-day operations.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.

SOLF-G

http://www.solarfun-power.com.

For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen

Kathy Li
Tel:  480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

CONTACT: Paul Combs, V.P. Strategic Planning, Solarfun Power Holdings Co., Ltd., 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen